KIRKPATRICK & LOCKHART LLP
                         1800 MASSACHUSETTS AVENUE, N.W.
                           WASHINGTON, D.C. 20036-1800
                             TELEPHONE 202-778-9000




                                February 24, 1997



PaineWebber Series Trust
1285 Avenue of the Americas
New York, New York  10019

Dear Sir or Madam:

         PaineWebber Series Trust ("Trust") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts on November 21, 1986. We understand that the Trust is about to file a Rule 24F-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, for the purpose of making definite the number of shares which it has registered under the Securities Act of 1933, as amended, and which were sold during the fiscal year ended December 31, 1996 for its nine series: Aggressive Growth Portfolio, Balanced Portfolio, Global Growth Portfolio, Global Income Portfolio, Growth Portfolio, Growth and Income Portfolio, High Grade Fixed Income Portfolio, Money Market Portfolio and Strategic Fixed Income Portfolio (collectively, "Funds").

         We have, as counsel, participated in various business and other matters relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Declaration of Trust and By-Laws of the Trust, the minutes of meetings of the trustees and other documents relating to the organization and operation of the Trust, and we generally are familiar with its business affairs. Based on the foregoing, it is our opinion that the shares of each of the above-referenced Funds sold during the fiscal year ended December 31, 1996, the registration of which will be made definite by the filing of the Rule 24F-2 Notice, were legally issued, fully paid and nonassessable.

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with, and claimants against the Trust or a series shall look only to the assets of the Trust for or the appropriate series for payment. It also requires that notice of such disclaimer be given in each note, bond, contract, certificate, undertaking or instrument made or issued by the officers or the trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (i) for indemnification from the assets of the appropriate series for all loss and expense of any shareholder held personally liable for the obligations of the Trust or any series by virtue of ownership of shares of such series; and (ii) for the

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PaineWebber Series Trust
February 24, 1997
Page 2



appropriate series to assume the defense of any claim against the shareholder for any act or obligation of the series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.

         We hereby consent to this opinion accompanying the Rule 24F-2 Notice which you are about to file with the Securities and Exchange Commission.

                                              Very truly yours,


                                              KIRKPATRICK & LOCKHART LLP

                                              /s/ Elinor W. Gammon
                                              --------------------------

                                              Elinor W. Gammon